Exhibit 99.1

RRsat Global Communications Network to present at the 25th Annual ROTH Conference

-- Avi Cohen, CEO is scheduled to present on March 18, 2013 at 11:30am PT --

Airport City Business Park, Israel – February 28, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industries, announced today that Avi Cohen, the Company’s Chief Executive Officer, will present at the 25th Annual ROTH Conference at 11:30 a.m. (PT), on March 18, 2013, Track 4, Salon 3 - Green. The conference will be held on March 17-20, 2013 at The Ritz Carlton, 1 Ritz Carlton Drive, Dana Point, California. RRsat management will be available during the day on March 18 for one-on-one meetings. Please contact your ROTH representative to schedule a meeting.

Investors and other interested parties may access the live presentation at http://wsw.com/webcast/roth27/rrst/. The webcast will be archived for 90 days following the live presentation.

About the 25th Annual ROTH Conference
This annual conference, one of the largest of its kind in the U.S., brings together executives from hundreds of growth companies. This event is designed to provide investors with a unique opportunity to gain insight into small and mid-cap growth companies across a variety of sectors, including energy, software, technology, industrials, healthcare, media, consumer and retail. ROTH combines company presentations, Q&A sessions, expert panels and management one-on-one meetings to provide institutional clients with extensive interaction with senior management to gain in-depth insights into each company.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high- quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide. RRsat also offers contribution services for sports, news and events. In addition, more than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website, www.rrsat.com.

Company Contact Information:	Investor Relations Contacts:
Itzhak Zion, CFO	Brett Maas/ Miri Segal Scharia
RRsat Global Communications Network	Hayden/ MS-IR LLC
Tel: +972 3 928 0777	Tel: 646-536-7331/ 917-6078654
Email: investors@rrsat.com	brett@haydenir.com/ msegal@ms-ir.com